 EXHIBIT D-1
SUMMARY INFORMATION AND RECENT DEVELOPMENTS
The following information in this section supplements the information about the State contained in the State’s Annual Report for 2023 on Form 18-K filed with the SEC on July 1, 2024 (as amended from time to time, the “Annual Report for 2023”). To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2023, the information in this section supersedes and replaces such information. In particular, certain GDP-based figures and related economic data in the Annual Report for 2023 have been updated herein to reflect new data that has become available which resulted in changes to prior calculations, and as such the amounts set forth herein may deviate from previously reported amounts. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report for 2023. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report for 2023 and any supplement thereto carefully. Unless otherwise specified, amounts in NIS or US$ are presented in current prices without adjustment for inflation. Figures in this section are as of February 11, 2025, except as otherwise indicated.
October 7, 2023 Attack on Israel, the War in Gaza and Other Related Military Conflicts
On October 7, 2023, Hamas, a terrorist group, launched an unprecedented terror attack on Israel from the Gaza Strip. Following the attack, Israel’s Minister of Defense declared a special home front situation in the region, which was later extended to the entire country. Subsequently, Israel’s Ministerial Committee for National Security Affairs decided to undertake military action, which enabled the drafting of more than 300,000 reservists, launching the war in Gaza with the aim of negating Hamas’ political and military capabilities in Gaza and releasing all hostages. In light of these developments, leaders from opposition parties joined the government as part of an emergency unity government, which was in place until June 9, 2024, when the National Unity Party departed from the government.
In northern Israel, Israel shares borders with Syria and Lebanon, where Hezbollah, another terrorist group, is active. From the beginning of the war in Gaza, Hezbollah has launched a myriad of aerial attacks into northern Israel, which forced many residents to relocate from their homes. In October 2024, Israel launched a limited ground operation in the border villages of southern Lebanon, intending to prevent a potential imminent incursion by Hezbollah terrorists. A 60-day ceasefire began on November 26, 2024, which has largely remained in effect and was extended until February 18, 2025.
On April 13, 2024, Iran attacked Israel with more than 300 drones, cruise missiles, and ballistic missiles. The Israel Defense Forces, together with an international and regional military coalition, intercepted 99% of the missiles and drones. This demonstrated the strength of the regional and international partnership in the region. On October 1, 2024 Iran launched an additional attack of 181 ballistic missiles toward Israel which were thwarted nearly in full. Israel responded against Iran with limited military action.
The Houthis, an Iranian-backed terrorist militia based in Yemen, carried out multiple missile and drone strikes on Israel during the Gaza war as part of a resistance effort against Israel. On July 20, 2024, Israel initiated its first significant strike on Houthi infrastructure. This action followed a February 2024 intervention by a coalition of U.S. and U.K. forces, who took military action against the Houthis due to the disruption of Red Sea trade caused by Houthi terrorism. Israel conducted additional strikes on Houthi targets in September and December 2024.
In December 2024, the Assad regime in Syria was overthrown by rebel groups. Recent developments in Syria have brought about significant changes, prompting Israel to take military action to protect its security interests in the region. These actions are aimed at addressing emerging threats and preserving Israel’s strategic position amidst growing instability nearby.
On January 19, 2025, a three-phase framework for the release of hostages and a ceasefire in Gaza was initiated following U.S.-led negotiations and international mediation, with 33 Israeli hostages set to be returned to Israel in the first phase in exchange for the release of Palestinian prisoners.
Although Israel, together with the United States and other allies, is striving to prevent further escalation of the war, there remains a risk that a wider regional conflict may yet occur.

Economic Effects of the War and Related Military Conflicts
The war in Gaza and military conflict in Lebanon resulted in a disruption to the Israeli economy, particularly in the fourth quarter of 2023, and continue to impact various sectors. The construction industry and tourism were particularly impacted. There was a significant decrease in demand in the construction industry and, since the start of the war in Gaza, the number of flights and airlines arriving in Israel has been limited. The war in Gaza and the military conflict in Lebanon negatively affected growth drivers such as private consumption; however, public consumption increased as war costs increased defense expenditure and civil expenditure rose as the government financed accommodations of civilians that were displaced within Israel and undertook certain other measures to support households and businesses. See, “— Economic Developments” below.
International Reaction
Since the start of the war in Gaza, Israel has received support from key members of the international community, including many grassroots organizations and the Jewish diaspora. However, some other notable changes have taken place since the start of the war in Gaza. Nicaragua and Belize severed their diplomatic relations with Israel and other countries (including Brazil, Honduras, Chile, Colombia, South Africa, Turkey, Jordan and Chad) recalled their ambassadors for consultation. Israel has recalled its ambassadors to Turkey, Norway, Ireland, and Spain due to statements made by the leaders of those countries that Israel considers inappropriate. However, other countries have expressed support for Israel and, since the start of the war in Gaza, more than 70 country leaders and foreign ministers have visited Israel.
On December 29, 2023, South Africa instituted proceedings against Israel in the International Court of Justice (the “ICJ”), requesting that the ICJ rule that Israel is violating the Convention on the Prevention and Punishment of the Crime of Genocide in the war in Gaza. The ICJ issued provisional measures on January 26, 2024, March 28, 2024, and May 24, 2024, relating to Israel’s conduct in the war in Gaza and related reporting. The case is pending, and Israel maintains that it continues to act in full compliance with applicable law.
On November 21, 2024, the International Criminal Court seated in The Hague (the “ICC”) announced the issuance of arrest warrants against Prime Minister Netanyahu and former Minister of Defense Yoav Gallant for war crimes and crimes against humanity. However, Israel is not a member of the court, and Israel’s position is that the warrants violate Israel’s right to defend itself and carry out actions vital to any democratic state that operates according to the rule of law and fights against terror. On December 13, 2024, Israel filed two appeals against the decision of the ICC. The effects of the ICC’s issuance of the warrants (including whether they will be enforced by an ICC member state) on Israel’s foreign relations, if any, are not clear.
If the ceasefire in Gaza does not continue and the war in Gaza or other related military conflicts escalate, or the level of instability and violence increases, including through the involvement of additional actors in attacks against Israel, this may lead to adverse military, social, and economic implications.
Economic Developments
Developments in the global economy often influence the Israeli economy, particularly with respect to exports and the high-tech sector. In recent years, the Israeli economy has performed well in terms of macroeconomic and fiscal outcomes. In 2020, however, the global outbreak of the COVID-19 pandemic had a negative impact on the Israeli economy and Israel’s growth rate contracted by 1.5% in 2020. In 2021, the economy recovered robustly, with strong increases in private consumption, investments and exports, with export growth spearheaded by Israel’s active high-tech sector. In total, Israel’s GDP increased by 9.3% in 2021. In 2022, the economy continued its high level of growth, led by strong private consumption, investments and exports, while public consumption moderated. The high-tech sector continued the trend of high growth in the first half of 2022. In the second half of 2022, high inflation, which led to high interest rates, led to moderation of investments in the high-tech sector and private consumption. In total Israel’s GDP increased by 6.5% in 2022.
In the first quarter of 2023, GDP increased by 4.2% (annual rate, seasonally adjusted quarter-on-quarter). A decrease in private consumption and low growth of exports were the factors behind the moderate growth, despite strong growth of investments. High inflation rates that peaked in January 2023 and rising interest rates also contributed to the moderation of GDP. In the second quarter, private consumption continued to moderate, as GDP grew by 2.7% (annual rate, seasonally adjusted quarter-on-quarter). This growth could be attributed to investments and public consumption. In the third quarter, GDP decreased moderately by 0.1%, as private consumption and investments increased moderately, with the growth attributed to public consumption and exports. In the fourth quarter of 2023, GDP contracted by 20.8%, largely attributable to the outbreak of the war in Gaza on October 7, 2023, which significantly affected the Israeli economy. The war in Gaza has led to a decrease in private consumption, investments, foreign trade, and the disruption of several industries (including construction, agriculture and tourism). Public consumption (annual rate, seasonally adjusted quarter-on-quarter), however, had increased to a higher level than prior to the war by the third quarter of 2024, thus mitigating to some extent the negative effects on growth.
In total, Israel’s GDP increased 2% in 2023 compared to 2022. The budget deficit rose to 4.1% of GDP in 2023 and the general government debt-to-GDP ratio, or public debt-to-GDP ratio, for 2023 increased to 61.3%. The central government debt-to-GDP ratio for 2023 rose to 59.9%.
For the first quarter of 2024, GDP increased by 16.7% (annual rate, seasonally adjusted quarter-on-quarter). A decrease in private consumption and low growth of exports were the factors behind the moderate growth, despite strong growth of investments. High inflation rates that peaked in January 2023 and rising interest rates also contributed to the moderation of GDP. In the second quarter of 2024, private consumption continued to moderate, as GDP decreased moderately by 0.3% (annual rate, seasonally adjusted quarter-on-quarter). This change can be attributed to the decrease in investments and public consumption. In the third quarter of 2024, GDP grew by 4.0%, as private consumption and investments increased moderately, with the growth attributed to public consumption and exports.
In December 2023, the Knesset approved an increase to the 2023 budget in the amount of approximately 3.5% of GDP to support increased civil and defense expenditure. On March 13, 2024, the Knesset approved the FY 2024 Additional Budget. The FY 2024 Additional Budget included increases in the debt-to-GDP ratio and the deficit relative to the initial 2024 budget passed in 2023. The updated budget also included additional revenue-raising policies. The Knesset approved two additional FY 2024 budget increases — in September and December of 2024 — resulting in an increase to the FY 2024 budget of approximately 1.7% of GDP. As of the current time, the Knesset is in the process of finalizing for approval a budget for FY 2025, under which taxes — including on retained corporate profits and value-added taxes (VAT) — are expected to rise in an effort to fund war-related expenditures and stem the growth of the budget deficit. Under this proposed FY 2025 budget, public expenditure, including for civil and defense purposes, is expected to continue to rise.
In October 2023, following the outbreak of the war in Gaza, Standard & Poor’s Global Ratings (“S&P”) changed its outlook on Israel’s credit rating from “Stable” to “Negative”. In April 2024, S&P downgraded Israel’s credit rating to A+ from AA- and placed Israel’s outlook on “Negative”, and in October 2024, S&P further downgraded Israel’s credit rating to A, with a “Negative” outlook.
In April 2023, Moody’s Investor Services (“Moody’s”) changed its rating outlook for Israel from “Positive” to “Stable”. In October 2023, Moody’s placed Israel on “Rating Under Review,” and in February 2024, Moody’s downgraded Israel’s credit rating to A2 from A1, with a “Negative” outlook. In September 2024, Moody’s further downgraded Israel’s credit rating to Baa1, with a “Negative” outlook.
In October 2023, following the outbreak of the war in Gaza, Fitch Ratings (“Fitch”) placed Israel on “Rating Watch Negative”. In August 2024, Fitch downgraded Israel’s credit rating to A from A+, with a “Negative” outlook.
Balance of Payments and Foreign Trade
Israel had a current account surplus of 4.4% of GDP in 2023, which was the 21st consecutive year in which a positive surplus in Israel’s current account was recorded. In the first quarter of 2024, the current account surplus amounted to 4.3% of GDP. In the second quarter of 2024, the current account surplus amounted to 3.7% of GDP. In the third quarter of 2024, the current account surplus amounted to 4.0% of GDP. Israel’s net exports have grown significantly in recent years from $9.1 billion in 2019 to $15 billion in 2022, with an increase in 2023 to $18 billion. The growth in net exports in recent years has mostly been driven by the export of services. In the first and second quarters of 2024, the net exports surplus amounted to $4.2 billion (on a seasonally adjusted basis). In the third quarter of 2024 the net exports surplus amounted to $5 billion.
In 2023, 29.9% of Israel’s exported goods (excluding aircrafts, ships and diamonds) were to the EU (an increase from 27.3% in 2022), 24.0% were to the United States (an increase from 21.7% in 2022), 20.5% were to Asia (a decrease from 22.8% in 2022) and 25.6% were to other markets (a decrease from 28.3% in 2022).
In 2023, 34.0% of Israel’s imported goods (excluding aircrafts, ships and diamonds) originated from the EU (an increase from 31.5% in 2022), 27.1% from Asia (a decrease from 27.7% in 2022), 9.4% from the United States (an increase from 8.7% in 2022) and 29.5% from other countries (a decrease from 32.1% in 2022).
From January 2, 2019 to December 29, 2023, the NIS/USD exchange rate averaged 3.45 NIS to 1.00 USD, fluctuating between a high of 4.08 (recorded on October 27, 2023) and a low of 3.0740 NIS/USD (recorded on November 17, 2021). The exchange rate as of December 31, 2024 stood at 3.6470 NIS/USD.
Foreign currency reserves at the Bank of Israel (“BoI”) at the end of 2023 stood at $204.6 billion, which was 40% of GDP. In the last quarter of 2023, during the early days of the war in Gaza, the BOI sold $8.5 billion of foreign currency reserves in an effort to stabilize the NIS and offset its depreciation. The foreign currency reserves at the end of 2024 stood at $214.6 billion.
The level of foreign currency reserves has been maintained above 30% of GDP since late 2010. Following a concentrated effort by the BoI to raise the level of reserves in 2008 and 2009, during which the BoI made daily purchases of foreign currency, the BoI’s policy has been to intervene in the foreign currency market on a discretionary basis when there have been unusual movements in the exchange rate that the BoI believes to be inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly.
Israel is a party to free trade agreements with its major trading partners and is one of the few nations that has signed free trade agreements with both the United States and the EU.
Fiscal Policy
Budget proposals in Israel are constrained by two parameters. The first is a deficit ceiling that sets the maximum deficit-to-GDP ratio, which has been modified several times. The second is an expenditure ceiling that sets a maximum year-to-year growth in government expenditure. Under the current formula prescribed by Israeli law, the expenditure ceiling is based on the average population growth rate over the three years prior to the submission of the budget, plus the ratio of the medium-term debt-to-GDP target (50%) to the current debt-to-GDP ratio.
In connection with the continuation of the Government’s debt reduction policy, general government debt-to-GDP, also known as “public debt-to-GDP” (including local authorities’ debt), decreased to 59.3% in 2019, a decrease of 0.9% from 2018. In 2020, however, as a result of COVID-19-related expenditures and lower than expected revenues, the deficit rose to 11.3% of GDP, which was significantly above the deficit target set for the year and, similarly, the public debt-to-GDP ratio for 2020 increased to 70.9%. In 2021, the deficit decreased to 4.4% of GDP, which was lower than the deficit target as state revenues exceeded expectations and there were lower than expected COVID-19-related expenditures, and the public debt-to-GDP ratio in 2021 decreased to 67.8%. In light of higher than expected revenues and lower than expected expenditure, as a result of the COVID-19 recovery, a cumulative budget surplus of approximately NIS 9.8 billion (0.6% of GDP) was measured in 2022, resulting in a debt-to-GDP ratio of 60.5%. In May 2023, a budget for the years 2023-2024 was approved by the Knesset. In light of the Israel-Gaza war, the budgets for 2023 and 2024 were revised at the end of 2023 and at the beginning of 2024, and the budget for 2024 was revised twice more in 2024, as government expenditure increased significantly due to the war in Gaza. In addition, tax revenues moderated since the beginning of 2023 and declined in comparison to the previous year. As a result, the budget deficit rose to 4.1% of GDP in 2023 while the debt-to-GDP ratio increased to 62.0%. In 2024, the budget deficit is initially estimated to have risen to 6.9% of GDP, while the debt-to-GDP ratio is initially estimated to have increased to 69.0%.

Inflation and Monetary Policy
The average annual inflation rate over the period from 2014 to 2023 was approximately 1.1%, which is within the Government’s target range of 1%-3%. The changes in the Consumer Price Index (“CPI”) reflect a rise in prices of commodities, housing and agricultural products in Israel. The average annual CPI growth rate was 0.8% in 2019 and decreased by 0.6% in 2020. In 2021, the CPI increased by 1.5%, which was within the target of the BoI for the first time since 2013. In 2022, the CPI increased by an annual average of 4.4%, as inflation rose worldwide. In 2023 the CPI increased by an annual average of 4.2%, and the year-end inflation rate stood at 3%, as inflation returned to within the target range of the Bank of Israel. In 2024 the CPI increased by 3.2% (December 2024 compared to December 2023).
Since April 2022, due to rising inflation, the BoI increased the interest rate ten times from 0.10% to 4.75% in May 2023. In January 2024, the BoI lowered the interest rate by 0.25% to 4.50%. However, inflation returned to being outside the target range at 3.2% as of December 2024. The real interest rate (nominal interest rate less inflation expectations) averaged -0.8%, 0.1%, -1.8%, -1.7% and 1.8% in, 2019, 2020, 2021, 2022 and 2023 respectively.
Labor Market
Prior to the outbreak of COVID-19, the annual labor force participation rate, which is the labor force as a percentage of the population over the age of 15, averaged 63.5% in 2019. Unemployment averaged 3.8% in 2019. After the outbreak of COVID-19, unemployment increased significantly as a result of lockdowns and other restrictions to reduce the spread of COVID-19. In 2023, the labor force participation rate averaged 63.5%, similar to pre-pandemic levels, while the official unemployment rate decreased to 3.4%, as a result of the recovered demand for labor. In the last quarter of 2023, the number of those absent from work due to economic reasons rose significantly due to the effects of the war in Gaza. This rise contributed an additional 1.5% yearly average to the unemployment rate. In addition, the effect of those missing from work due to military duty during the war added an additional 0.8% to the yearly unemployment rate. During the initial months of the war, primarily in October, those absent from work due to other reasons connected to the war added another 0.7% to the yearly unemployment rate in 2023. The labor force participation rate stood at 61% and the unemployment rate stood at 2.7% as of November 2024.
Capital Markets
The BoI, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the BoI cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector and to set policies and measures that will be implemented and enforced with respect to such entities.
According to estimates from the Bank of Israel (BoI), the total value of the public’s financial assets — excluding those of the government, the BoI, nonresident investments, commercial banks, and mortgage banks — reached NIS 5,971 billion at the end of the third quarter of 2024. This represents a 10.3% increase over the previous three quarters. In previous years, the value of the public’s financial assets grew by 6.2% in 2023, decreased by 2.0% in 2022, and increased by 15.8% in 2021. The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA- 125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of companies publicly trading on the TASE. The TA-125 and TA-35 measure the 125 and 35 companies listed on the TASE, respectively, with the highest market capitalization. In 2023, the TA-35 and TA-125 indices increased by 3.8% and 4.1%, respectively, compared to increases in the S&P 500 of 24.2% and in the NASDAQ Composite of 43.4% over the same period. In 2024, the TA-35 and TA-125 increased by 27.1% and 26.4%, respectively, compared to increases in the S&P 500 and the NASDAQ Composite of 24.0% and 30.8%, respectively, over the same period. After an initial negative impact from the attack by Hamas on Israel on October 7, 2023, the Israeli capital markets recovered in 2024 to surpass pre-war levels.
Gold Reserves
The State has not maintained gold reserves since 1992.

Global Issuances
In recent years, Israel has been active in the global sovereign debt markets. Most recently, in March 2024, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate of $2.0 billion principal amount of 5.375% bonds due 2029, an aggregate of $3.0 billion principal amount of 5.5% bonds due 2034 and an aggregate of $3.0 billion principal amount of 5.75% bonds due 2054. In January 2023, Israel completed its first green bond issuance, issuing an aggregate of $2 billion principal amount of 4.500% bonds due 2033.
Political Situation
Overview of Israel’s Political Structure.   The State of Israel was established in 1948 as a parliamentary democracy. It functions on a set of foundational laws, titled “Basic Laws”, which have a special status that grants exclusive judicial review jurisdiction to the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions and in the State’s Declaration of Independence.
Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Any Israeli citizen has the right to appeal a lower court’s decision to the Supreme Court. Approximately 10,000 proceedings are initiated in the Supreme Court annually. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members from multiple political factions elected by Israel’s citizens under a system of proportional representation.
The executive power of the State of Israel is held by a democratically elected government. A proposed government requires approval by the Knesset, which is presented with a coalition supported by a majority of the Knesset members, even if not all supporting parties are members of the proposed government. A proposed government is usually made up of a coalition of different political parties. The Prime Minister serves as the head of government and as the chief executive of the state. The President serves as the “Head of State” and plays an important role in leading the process of forming a government. The functions of the President are defined in the Basic Law of 1964: President of the State. The President assigns the task of forming a new government to a member of Knesset, who is usually the leader of the party that received the most Knesset seats in the latest general elections. In addition, the President assumes public functions and activities. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of new Ambassadors from foreign states, pardoning prisoners or commuting their sentences and approving the appointment of civil and religious judges, the State Comptroller and the Governor of the Bank of Israel.
Israel’s most recent general elections were held on November 1, 2022. Following this election, the President selected Benjamin Netanyahu to form a coalition government and on December 29, 2022, the Knesset voted in favor of the new coalition government led by Prime Minister, Benjamin Netanyahu. The political parties that were members of the coalition at the time of its formation were: Likud, Shas, United Torah Judaism, Religious Zionism, Otzma Yehudit and Noam. Following the October 7, 2023 attack by Hamas on Israel, leaders from opposition parties joined the government as part of an emergency unity government, which was in place until June 9, 2024, when the National Unity Party led by Benny Gantz resigned from the unity government. In September 2024, Knesset Member Gideon Sa’ar joined the coalition government and cabinet to support its actions during the war.
On January 19, 2025, National Security Minister Itamar Ben-Gvir and members of his “Otzma Yehudit” party submitted their resignation letters from the government and coalition. Their resignation stems from opposition to the three-phase Israel-Hamas war ceasefire framework.
Proposed Legislative Changes to the Judicial System.   In 2023, the Knesset’s Constitution, Law and Justice Committee (the “Constitution Committee”) started promoting a number of bills regarding the Israeli judicial system, which were approved in the first reading by the Knesset plenum. Since the start of the war in Gaza, the proposed Legislative changes have been put on hold.
Israel and Gaza.   In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities and military bases in Gaza, as well as four Israeli settlements in the northern West Bank. Despite this, there has been ongoing tension at the border between Israel and Gaza, often characterized by Hamas rocket attacks and other acts of violence by individual Palestinians and responsive Israeli military campaigns commenced with the goal of suppressing the violence.
On October 7, 2023, Hamas launched an unprecedented terror attack on Israel from the Gaza Strip killing approximately 1,200 people and kidnapping 251 people. See “— October 7, 2023 Attack on Israel, the War in Gaza, and Other Related Military Conflicts” above.
Israel-United States Relations.   In July 2022, President Joe Biden visited Israel. During his meeting with then-Prime Minister, Yair Lapid, in Jerusalem on July 14, 2022, the leaders of the United States and Israel adopted the Joint Declaration on the U.S.-Israel Strategic Partnership. In the declaration, the United States and Israel reaffirmed the unbreakable bond between the two countries and the enduring commitment of the United States to Israel’s security and qualitative military edge, as well as the foundation of the strategic U.S.- Israel partnership based on a bedrock of shared values, interests and a true friendship. The declaration also addressed the Iranian nuclear program, committing both countries to “use all elements of national power” to prevent Iran from acquiring a nuclear weapon. Since the October 7, 2023 attack by Hamas against Israel and the commencement of the war in Gaza, the US has expressed its support for Israel in a variety of actions and statements. On October 18, 2023, President Joe Biden visited Israel to show his support and approved an additional foreign aid package for Israel totaling $26.4 billion (which was approved by the House and signed by the President in April 2024). In addition, President Joe Biden supported Israel’s efforts to bring a hostage deal to international forums, including at the UN Security Council.
The re-election of Donald J. Trump as U.S. president in 2024 is expected by Israel to further solidify U.S.‑Israel ties, with a focus on advancing pro-Israel policies and regional security cooperation. Israel believes that President Trump’s return to office may also intensify pressure on Iran, potentially influencing Israel’s strategy in the Middle East.
Abraham Accords.   In August 2020, an agreement for the normalization of relations between Israel and the United Arab Emirates (the “UAE”) was reached, and in September 2020 the Abraham Accords Peace Treaty was signed at the White House. The Abraham Accords officially established diplomatic relations between Israel and the UAE. This was shortly followed by an agreement for the normalization of ties between Israel and the Kingdom of Bahrain, which was signed in a Joint Communique between Israel and Bahrain in November 2020. In December 2020, Israel and Morocco established full diplomatic relations and in January 2021, Sudan acceded to the Abraham Accords during the visit of then-U.S. Treasury Secretary Steven Mnuchin to Khartoum. As of December 2024, there have been reports of an advancement in the negotiations toward an accord with other countries in the region.
Israel-Turkey Relations.   In August 2022, Israel and Turkey agreed to resume normal diplomatic relations with the announcement that the two countries will return their ambassadors after years without senior diplomatic representation. The decision to reinstate ambassadors was the culmination of a positive trend in the relations between the countries during 2022, which included President Isaac Herzog’s visit to Ankara, mutual visits of the foreign ministers in Jerusalem and Ankara, and visits by the Ministers of Commerce and Defense to Turkey.
Israel was the first country to deploy a search and rescue mission to Turkey, following the devastating earthquake that hit Southern Turkey in February 2023. The delegation was instrumental in rescuing 19 individuals from the rubble and assisted in providing humanitarian and medical assistance to the Turkish authorities on the ground.
Following the attack by Hamas on Israel and the commencement of the war in Gaza, in December 2023 Turkey recalled its ambassador in Israel for consultation and Israel did the same with its ambassador in Turkey. Additionally, in March 2024, Turkey announced sanctions on trade with Israel, significantly reducing economic exchange between the two countries. In November 2024, Turkish Prime Minister, Recep Tayyip Erdoğan, announced that Turkey had unilaterally halted diplomatic relations with Israel. Tensions continue to escalate as both Israel and Turkey remain actively involved in Syria following the collapse of the Syrian government in December 2024.
Israel-Ukraine Relations.   In February 2023, then-Foreign Minister Eli Cohen was the first Israeli official to visit Kiev and meet with the Ukrainian President, Volodymyr Zelenskyy, since the Russian offensive in Ukraine began in 2022.

Recent Developments in Relations with Certain other Countries.   In February 2023, an official Israeli delegation, led by then-Foreign Minister Eli Cohen, visited Khartoum to further advance normalization of relations between Israel and Sudan. In April 2023, the Azerbaijani Foreign Minister attended the official opening of Azerbaijan’s embassy in Israel. In the same month, the foreign ministers of Israel and Poland signed an agreement to reinstate youth study visits between the countries. Additionally, Poland announced that a Polish ambassador would be reinstated to Israel.
In July 2023, Israel recognized Moroccan sovereignty over the territory of Western Sahara. In September 2023, Papua New Guinea opened an embassy in Jerusalem.
For a discussion of the impact of the October 7, 2023 attacks and the war in Gaza on Israel’s foreign relations, see “— October 7, 2023 Attack on Israel, the War in Gaza, and Other Related Military Conflicts” above.
Privatization
In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises previously owned by the State of Israel and the reduction of state subsidization of several business enterprises. In total, between 1986 and 2023, 99 Government-owned companies became partially or fully privatized. The proceeds stemming from privatizations between 2005 and 2023 totaled $5.3 billion. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as in state-owned land and seaports, the Postal Company, energy and transportation utilities, and parts of the defense industry.
Public Debt
As of December 31, 2024, the internal funded debt of the State of Israel totaled NIS 1,114 billion. Of this amount, internal short-term indebtedness (debts due in less than 12 months) totaled NIS 96.5 billion.
As of December 31, 2024, the external funded debt of the State of Israel totaled NIS 199.3 billion. Of this amount, external short-term indebtedness (debts due in less than 12 months) totaled NIS 8.24 billion. Of the State’s external foreign debt, approximately 70% is repayable in U.S. Dollars, approximately 24% is repayable in Euros, and approximately 6% is repayable in other currencies.
Loan Guarantee Program
On January 3, 2023, the U.S. Congress approved an extension of the loan guarantee program until September 2028.